SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                         Providence Service Corporation
                         ------------------------------
                                (Name of Issuer)

                         Common Stock (Par Value $0.001)
                         -------------------------------
                         (Title of Class of Securities)

                                    743815102
                                    ---------
                                 (CUSIP Number)


                                  Eric S. Gray
                               13401 Railway Drive
                          Oklahoma City, Oklahoma 73114
                                  405-752-8802
            ----------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                   10/30/2008
                                   ----------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.[ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                    Schedule 13D

CUSIP No. 743815102

(1) Names of reporting persons               73114 Investments, L.L.C.
                               ------------------------------------------------

(2) Check the appropriate box if a member of a group (see instructions)
(a)
--------------------------------------------------------------------------------
(b)
--------------------------------------------------------------------------------

(3) SEC use only
--------------------------------------------------------------------------------

(4) Source of funds (see instructions)          WC
--------------------------------------------------------------------------------

(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)

(6) Citizenship or place of organization         Oklahoma, United States
                                          --------------------------------------

Number of shares beneficially owned by each reporting person with:

(7)Sole Voting Power                   2,289,108
                     -----------------------------------------------------------

(8)Shared Voting Power                         0
                       ---------------------------------------------------------

(9)Sole Dispositive Power              2,289,108
                          ------------------------------------------------------

(10)Shared Dispositive Power                   0
                             ---------------------------------------------------

(11)Aggregate Amount Beneficially Owned by Each Reporting Person

                                       2,289,108
--------------------------------------------------------------------------------

(12)Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)


(13)Percent of Class Represented by Amount in Row (11)     18.6%
                                                       -------------------------

(14)Type of Reporting Person (See Instructions)             OO
                                                --------------------------------

                                  Schedule 13D

CUSIP No. 743815102

(1) Names of reporting persons

                   Donald E. And Tiffany Smith, joint tenants
                               13401 Railway Drive
                          Oklahoma City, Oklahoma 73114
--------------------------------------------------------------------------------

(2) Check the appropriate box if a member of a group (see instructions)
(a)
--------------------------------------------------------------------------------
(b)
--------------------------------------------------------------------------------

(3) SEC use only
--------------------------------------------------------------------------------

(4) Source of funds (see instructions)          PF
--------------------------------------------------------------------------------

(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)


(6) Citizenship or place of organization        Oklahoma, United States
                                          --------------------------------------

Number of shares beneficially owned by each reporting person with:

(7) Sole Voting Power                      7,200
                      ----------------------------------------------------------

(8) Shared Voting Power                        0
                        --------------------------------------------------------

(9)Sole Dispositive Power                  7,200
                          ------------------------------------------------------

(10) Shared Dispositive Power                  0
                              --------------------------------------------------

(11)Aggregate Amount Beneficially Owned by Each Reporting Person

                                           7,200
--------------------------------------------------------------------------------

(12)Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

(13)Percent of Class Represented by Amount in Row (11)       Less than 1 %
                                                       -------------------------

(14)Type of Reporting Person (See Instructions)                IN
                                                --------------------------------

                                  Schedule 13D

CUSIP No. 743815102

(1) Names of reporting persons

                                 Michael Bradley
                               13401 Railway Drive
                          Oklahoma City, Oklahoma 73114

(2) Check the appropriate box if a member of a group (see instructions)
(a)
--------------------------------------------------------------------------------
(b)
--------------------------------------------------------------------------------
(3) SEC use only
--------------------------------------------------------------------------------

(4) Source of funds (see instructions)          PF
                                       -----------------------------------------

(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)

(6) Citizenship or place of organization        Oklahoma, United States
                                          --------------------------------------

Number of shares beneficially owned by each reporting person with:

(7)Sole Voting Power                       1,000
                     -----------------------------------------------------------

(8)Shared Voting Power                         0
                       ---------------------------------------------------------

(9)Sole Dispositive Power                  1,000
                           -----------------------------------------------------

(10)Shared Dispositive Power                   0
                             ---------------------------------------------------

(11)Aggregate Amount Beneficially Owned by Each Reporting Person.

                                          1,000
--------------------------------------------------------------------------------

(12)Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)


(13)Percent of Class Represented by Amount in Row (11)      less than 1%
                                                       -------------------------

(14)Type of Reporting Person (See Instructions)                 IN
                                                --------------------------------

                                  Schedule 13D

CUSIP No. 743815102

(1) Names of reporting persons

                                  Eric S. Gray
                               13401 Railway Drive
                          Oklahoma City, Oklahoma 73114

(2) Check the appropriate box if a member of a group (see instructions)
(a)
--------------------------------------------------------------------------------
(b)
--------------------------------------------------------------------------------
(3) SEC use only
--------------------------------------------------------------------------------

(4) Source of funds (see instructions)          PF
                                       -----------------------------------------

(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)

(6) Citizenship or place of organization        Oklahoma, United States
                                         ---------------------------------------

Number of shares beneficially owned by each reporting person with:

(7)Sole Voting Power                       1,000
                     -----------------------------------------------------------

(8)Shared Voting Power                         0
                       ---------------------------------------------------------

(9)Sole Dispositive Power                  1,000
                          ------------------------------------------------------

(10)Shared Dispositive Power                   0
                             ---------------------------------------------------

(11)Aggregate Amount Beneficially Owned by Each Reporting Person

                                           1,000
--------------------------------------------------------------------------------
(12)Check if the Aggregate Amount in Row (11) Excludes Certain Shares
    (See Instructions)

(13)Percent of Class Represented by Amount in Row (11)      less than 1%
                                                       -------------------------
(14)Type of Reporting Person (See Instructions)                  IN
                                                --------------------------------

                            STATEMENT ON SCHEDULE 13D
                            -------------------------

This Statement on Schedule 13D (this "Statement") is filed on behalf of the Filing Parties (defined below) with the Securities and Exchange Commission (the "Commission") with respect to the Common Stock, par value $0.001 per share, of Providence Service Corporation.

Item 1.  Security and Issuer

This Statement relates to shares of the Common Stock, par value $0.001 per share (the "Common Stock"), of Providence Service Corporation ("Providence" or the "Issuer"). The address of the Issuer's principal executive office is 5524 East Fourth Street, Tucson, Arizona 85711.

Item 2.  Identity and Background

(a), (b),(c) and (f). This Statement is filed on behalf of the following five persons: 73114 Investments, L.L.C. ("73114 "), Donald E. And Tiffany Smith ("Smiths"), Michael Bradley ("Bradley"), and Eric S. Gray ("Gray," and together with 73114, Smiths and Bradley, the "Filing Parties").

73114 is an Oklahoma limited liability company and a wholly owned subsidiary of Avalon Correctional Services, Inc., a Nevada Corporation ("Avalon"). The principal place of business of both companies is in Oklahoma City, Oklahoma. Mr. Donald E. Smith is a United States citizen and CEO/President Manager of 73114 and CEO/President of Avalon as well as the sole Director. Tiffany Smith is a United States citizen and the Secretary Manager of 73114 and a Vice President and Secretary of Avalon. The Smiths are husband and wife. Mr. Bradley is a United States citizen and Vice President Manager of 73114 and Chief Financial Officer of Avalon. Mr. Gray is a United States citizen and Vice President Manager of 73114 and Vice President and Corporate Counsel of Avalon. All individuals are principally employed by Avalon.

The address of each of the Filing Parties is 13401 Railway Drive, Oklahoma City, Oklahoma 73114.

(d) and (e). The Filing Parties have not, during the last five years, been convicted in criminal proceedings (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

The aggregate purchase price of the 1,000 shares of Common Stock held by Bradley is $857.00 (including brokerage fees and expenses). All of the shares of Common Stock were paid for using Bradley's personal funds. The aggregate purchase price of the 1,000 shares of Common Stock held by Gray is $868.96 (including brokerage fees and expenses). All of the shares of Common Stock were paid for using Gray's personal funds.
The aggregate purchase price of the 7,200 shares of Common Stock held by the Smiths is $7,569.08 (including brokerage fees and expenses). All of the shares of Common Stock were paid for using the Smith's personal funds. The aggregate purchase price of the 2,289,108 shares of the Common Stock held by 73114 is $3,071,818.28 (including brokerage fees and expenses). All of the shares of Common Stock beneficially held by 73114 were paid for using its working capital funds.

Item 4.  Purpose of Transaction

The Shares held by the Filing Parties were acquired for, and are being held for, investment purposes. The Filing Parties believe the shares of the Common Stock of the Issuer are undervalued and represent an attractive investment opportunity. The Filing Parties may acquire additional shares of Common Stock, dispose of all or some of these shares of Common Stock from time to time, in each case in open market or private transactions, block sales or purchases or otherwise, or may continue to hold the shares of Common Stock, depending on business and market conditions, their continuing evaluation of the business and prospects of the Issuer and other factors. In addition, the Filing Parties may engage in short selling of or hedging or similar transactions with respect to the shares of Common Stock. Furthermore, the Filing Parties intend to communicate with other shareholders, the Directors and management of the Issuer about improving the Issuer's financial condition and maximizing shareholder value. Further, the Filing Parties intend to seek Board representation to the extent it can be accomplished without triggering existing change of control provisions in agreements between the Company and third parties.
The Filing Parties do not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein. Depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of the Common Stock, conditions in the securities markets and general economic and industry conditions, the Filing Parties may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, making proposals to the Issuer concerning changes to the capitalization, ownership structure or operations of the Issuer, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.  Interest in Securities of the Issuer

(a)-(b) The aggregate number of shares of Common Stock and percentage of the outstanding Common Stock of the Issuer beneficially owned (i) by each of the Filing Parties, and (ii) to the knowledge of the Filing Parties, by each other person who may be deemed to be a member of a group, is as follows:



Filing Party                    Aggregate             Number of Shares:      Number of Shares:      Approximate
                                Number of             Sole Power             Shared Power           Percentage*
                                Shares                to Vote                to Vote
                                                      or Dispose             or Dispose
---------------------------------------------------------------------------------------------------------------

Donald E. Smith and             7,200                 7,200                  0                      <1%
Tiffany Smith

Michael Bradley                 1,000                 1,000                  0                      <1%

Eric S. Gray                    1,000                 1,000                  0                      <1%

73114 Investments, L.L.C.       2,289,108             2,289,108              0                      18.6%





*Based on 12,313,261 shares of Common Stock outstanding as of August 1, 2008, as reported outstanding in the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 2008

Each of the Filing Parties disclaims beneficial ownership of the securities held by the other Filing Parties except to the extent of such Filing Party's pecuniary interest therein, if any.

(c) During the past 60 days, the filing Parties effected no transactions in the Common Stock other than those set forth in the following table:

Filing Party                      Date              Buy or Sell      Number of Shares             Price
------------                      ----              -----------      ----------------             -----

Eric S. Gray                      10/30/2008          Buy              1,000                      $0.86

Michael Bradley                   10/30/2008          Buy              1,000                      $0.85

Donald E. and                     10/24/2008          Buy              1,500                      $1.01
Tiffany Smith                     10/30/2008          Buy              5,000                      $0.85
                                  11/04/2008          Buy              100                        $2.63
                                  11/05/2008          Buy              600                        $2.51

73114 Investments, LLC            10/27/2008          Buy              9,600                      $0.94
                                                      Buy              4,092                      $0.98
                                                      Buy              5,800                      $0.99
                                                      Buy              94,422                     $1.00
                                                      Buy              39,308                     $1.01
                                                      Buy              93,550                     $1.02
                                                      Buy              57,285                     $1.03
                                                      Buy              32,600                     $1.04
                                                      Buy              37,800                     $1.05
                                                      Buy              42,300                     $1.06
                                                      Buy              26,865                     $1.07

                                  10/28/2008          Buy              10,815                     $0.83
                                                      Buy              10,000                     $0.85
                                                      Buy              10,000                     $0.87
                                                      Buy              10,000                     $0.89
                                                      Buy              10,519                     $0.92
                                                      Buy              9,581                      $0.93
                                  10/29/2008          Buy              34,317                     $0.71
                                                      Buy              10,000                     $0.76
                                                      Buy              500                        $0.77

                                                     Buy               9,000                      $0.78
                                                     Buy               12,000                     $0.79
                                                     Buy               15,000                     $0.80
                                                     Buy               10,000                     $0.81
                                                     Buy               10,000                     $0.82
                                  10/30/2008         Buy               15,000                     $0.80
                                                     Buy               19,777                     $0.81
                                                     Buy               20,000                     $0.82
                                                     Buy               15,623                     $0.83
                                                     Buy               95,590                     $0.84
                                                     Buy               47,357                     $0.85
                                                     Buy               46,653                     $0.86
                                                     Buy               2,000                      $0.88
                                                     Buy               3,440                      $0.90
                                                     Buy               101,284                    $0.91
                                                     Buy               13,386                     $0.92
                                                     Buy               7,014                      $0.93
                                                     Buy               11,330                     $0.94



Filing Party                      Date              Buy or Sell      Number of Shares             Price
------------                      ----              -----------      ----------------             -----

                                  10/31/2008         Buy               9,000                      $0.96
                                                     Buy               1,409                      $1.00
                                                     Buy               9,355                      $1.12
                                                     Buy               3,900                      $1.15
                                                     Buy               1,500                      $1.16
                                                     Buy               31,261                     $1.17
                                                     Buy               6,652                      $1.18
                                                     Buy               69,291                     $1.19
                                                     Buy               67,526                     $1.20
                                                     Buy               57,718                     $1.21
                                                     Buy               37,427                     $1.22
                                                     Buy               20,290                     $1.23
                                                     Buy               17,274                     $1.24
                                                     Buy               32,677                     $1.25
                                                     Buy               110,100                    $1.26

                                  11/03/2008         Buy               5,000                      $1.28
                                                     Buy               26,464                     $1.32
                                                     Buy               33,390                     $1.33
                                                     Buy               44,431                     $1.34
                                                     Buy               47,177                     $1.35
                                                     Buy               42,955                     $1.36
                                                     Buy               20,068                     $1.37
                                                     Buy               14,175                     $1.38
                                                     Buy               19,920                     $1.39
                                                     Buy               22,362                     $1.40
                                                     Buy               4,343                      $1.41

                                  11/04/2008         Buy               5,200                      $1.44

                                  11/04/2008         Buy               12,288                     $1.45
                                                     Buy               11,430                     $1.46
                                                     Buy               27,500                     $1.47
                                                     Buy               20,100                     $1.56
                                                     Buy               100                        $1.59
                                                     Buy               7,300                      $2.05
                                                     Buy               12,518                     $2.12
                                                     Buy               9,550                      $2.48
                                                     Buy               100                        $2.49
                                                     Buy               25,742                     $2.50
                                                     Buy               600                        $2.53
                                                     Buy               22,700                     $2.54

                                  11/05/2008         Buy               2,150                      $2.25
                                                     Buy               225                        $2.30
                                                     Buy               2,655                      $2.33
                                                     Buy               12,500                     $2.34
                                                     Buy               2,500                      $2.35
                                                     Buy               3,100                      $2.39
                                                     Buy               8,900                      $2.40
                                                     Buy               5,200                      $2.41
                                                     Buy               4,500                      $2.43
                                                     Buy               17,580                     $2.45
                                                     Buy               5,000                      $2.47
                                                     Buy               5,000                      $2.48
                                                     Buy               5,300                      $2.49
                                                     Buy               10,775                     $2.50
                                                     Buy               45,528                     $2.51
                                                     Buy               5,000                      $2.54
                                                     Buy               5,000                      $2.55
                                                     Buy               10,000                     $2.65
                                                     Buy               7,500                      $2.68




Filing Party                      Date              Buy or Sell      Number of Shares             Price
------------                      ----              -----------      ----------------             -----


                                  11/06/2008         Buy               3,606                      $2.00
                                                     Buy               1,000                      $2.01
                                                     Buy               2,500                      $2.03
                                                     Buy               2,500                      $2.04
                                                     Buy               5,639                      $2.05
                                                     Buy               300                        $2.07
                                                     Buy               12,500                     $2.08
                                                     Buy               3,200                      $2.09
                                                     Buy               12,057                     $2.10
                                                     Buy               200                        $2.11
                                                     Buy               3,400                      $2.12
                                                     Buy               5,682                      $2.13
                                                     Buy               13,150                     $2.14
                                                     Buy               22,761                     $2.15

                                  11/06/2008         Buy               20,524                     $2.16
                                                     Buy               2,500                      $2.30
                                                     Buy               5,000                      $2.32
                                                     Buy               2,500                      $2.33
                                                     Buy               2,500                      $2.35
                                                     Buy               2,500                      $2.39
                                                     Buy               2,500                      $2.40
                                                     Buy               2,500                      $2.49
                                                     Buy               2,500                      $2.50
                                                     Buy               2,500                      $2.60

                                  11/07/2008         Buy               100                        $2.09
                                                     Buy               10,000                     $2.10
                                                     Buy               5,100                      $2.11
                                                     Buy               900                        $2.12
                                                     Buy               2,500                      $2.15
                                                     Buy               1,200                      $2.17
                                                     Buy               3,400                      $2.18
                                                     Buy               14,100                     $2.19
                                                     Buy               62                         $2.27
                                                     Buy               8,000                      $2.28
                                                     Buy               675                        $2.53
                                                     Buy               14,238                     $2.55
                                                     Buy               6,500                      $2.58
                                                     Buy               3,500                      $2.65
                                                     Buy               1,280                      $2.67
                                                     Buy               2,500                      $2.68
                                                     Buy               8,020                      $2.69

All of the transactions listed above were effected in the open market.

(d) No Person other than the Filing Parties is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of Common Stock beneficially owned by the Filing Parties.

(e) Not Applicable.


Item 6. Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer

There are no Contracts, Arrangements, Understandings or other Relationships with respect to the Securities of the Issuer by the Filing Parties other than the Joint Filing Agreement, dated as of November 6, 2008 (the "Joint Filing Agreement"), pursuant to which the parties agreed to jointly file this Statement and any and all amendments and supplements thereto with the Commission. The Joint Filing Agreement is filed herewith as Exhibit 1 and incorporated herein by reference.

Item 7.  Materials To Be Filed As Exhibits

The following documents are filed herewith:

         1.Joint Filing Agreement dated November 6, 2008 by and among 73114 Investments, L.L.C., Donald E. Smith, Tiffany Smith, Eric S. Gray and Michael Bradley.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:    November 7, 2008

/s/ Donald E. Smith                                /s/ Tiffany Smith
Donald E. Smith                                    Tiffany Smith

/s/ Eric S. Gray                                   /s/ Michael Bradley
Eric S. Gray                                       Michael Bradley

73114 Investments, L.L.C.
/s/  Donald E. Smith
By: Donald E. Smith, CEO/ President Manager

                                  SCHEDULE 13D
                                  ------------

CUSIP No. 743815102

Exhibit 1
---------
                             Joint Filing Agreement


The undersigned parties hereby agree that the Schedule 13D filed herewith relating to the Class A Common Stock, Par Value $0.001 per share, of Providence Service Corporation is being filed jointly with the Securities and Exchange Commission pursuant to Rule 13d-1(k) on behalf of each person.

Date: November 6, 2008

/s/ Donald E. Smith                                /s/ Tiffany Smith
Donald E. Smith                                    Tiffany Smith

/s/ Eric S. Gray                                   /s/ Michael Bradley
Eric S. Gray                                       Michael Bradley

73114 Investments, L.L.C.
/s/  Donald E. Smith
By: Donald E. Smith, CEO/ President Manager